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                             December 20, 2023

       Paul Song
       Chief Executive Officer
       NKGen Biotech, Inc.
       3001 Daimler St.
       Santa Ana, CA 92705

                                                        Re: NKGen Biotech, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 15,
2023
                                                            File No. 333-275094

       Dear Paul Song:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We note your response to our prior comment, including your statement that "the Forward
                                                        Purchase Agreements and
related agreements do not include a    Right of First Refusal
                                                        provision," and reissue
in part. It appears that section 2 of your Letter Agreement, dated
                                                        September 19, 2023,
between you and Meteora Capital Partners, LP, filed as Exhibit 10.3
                                                        contains a    ROFR
provision. Please revise your disclosure to describe such provision or otherwise advise.
              Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any questions.




                             Sincerely,
 Paul Song
NKGen Biotech, Inc.
December 20, 2023
Page 2
FirstName LastNamePaul Song
                                   Division of Corporation Finance
Comapany NameNKGen Biotech, Inc.
                                   Office of Life Sciences
December 20, 2023 Page 2
cc:       Ken Rollins, Esq.
FirstName LastName